Filed by Corsair Communications, Inc..
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Lightbridge, Inc.
Commission File No.: 000-21319

      This filing is being made for the sole purpose of adding the following information which was omitted from the Rule 425 filing dated October 30, 2000.

FORWARD-LOOKING STATEMENTS

      Statements which are not historical facts contained herein are forward-looking statements that involve risks and uncertainties. Such statements include, but are not limited to, statements about the benefits of the merger between Lightbridge and Corsair, including plans, objectives, expectations, intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Lightbridge and Corsair, and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements.

      The following factors, in addition to the specific uncertainties referenced in this document, could cause actual events to differ from those set forth in the forward-looking statements: the ability to realize anticipated cost efficiencies, the effect of market conditions, the impact of competitive products and pricing, the need to continue new product development, dependence on a limited number of customers, the possibility that Lightbridge and Corsair stockholders will not approve the merger, the risk that the businesses will not be integrated successfully, the risk that revenue synergies and cost savings from the merger may not be fully realized or may take longer to realize than expected, disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers, and the risk of new and changing regulation in the U.S. and internationally. Further information regarding the factors that could cause actual results to differ from projected results can be found in Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q of Lightbridge and Corsair filed with the Securities and Exchange Commission and available at the SEC’s internet site http:/www.sec.gov.

      Stockholders are urged to read the joint proxy statement/prospectus and the information incorporated by reference therein regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Lightbridge and Corsair, without charge at the SEC’s internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus will also be available, without charge, by directing a request to Lightbridge, Inc., 67 South Bedford Street, Burlington, MA 01803, Attention: Investor Relations, or to Corsair Communications, Inc., 3408 Hillview Avenue, Palo Alto, CA 94304, Attention: Investor Relations.

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top	Next Slide

To Top